OCEANPAL INC.
5 Pendelis 26, 175 64
Palaio Faliro, Athens, Greece
January 18, 2022
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	OceanPal Inc. Registration Statement on Form F-1 (No. 333-262129)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the United States Securities and Exchange Commission on Form F-1 on January 12, 2022, as thereafter amended, be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on January 20, 2022, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265, of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

OCEANPAL INC.

By:	/s/ Eleftherios Papatrifon
Name: Eleftherios Papatrifon
Title: Chief Executive Officer